Filed by National Commerce Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Reunion Bank of Florida

Commission File No.: 333-206643

** IMPORTANT INFORMATION **

** PLEASE RESPOND AS SOON AS POSSIBLE **

To:	Shareholders of Reunion Bank of Florida

Subject:	Election Form for the Proposed Merger of Reunion Bank of Florida with and into National Bank of Commerce

Date:	October 2, 2015

As a shareholder of Reunion Bank of Florida (“Reunion”), you should have recently received a proxy statement-prospectus dated September 16, 2015 (the “Proxy Statement-Prospectus”) describing the proposed merger of Reunion with and into National Bank of Commerce (“NBC”) and soliciting your approval of the merger at a special meeting of Reunion shareholders to be held on October 26, 2015. In connection with the merger, you may elect to receive cash, shares of common stock of NBC’s parent company, National Commerce Corporation (“NCC”), or a combination of cash and shares of NCC common stock in exchange for your shares of Reunion common stock, as described in the Proxy Statement-Prospectus. All elections to receive cash or shares of NCC common stock are subject to the conditions, limitations and proration procedures described in the Proxy Statement-Prospectus and set forth in the merger agreement signed by NCC, NBC and Reunion. The merger is expected to occur on or about October 31, 2015, although it is subject to the satisfaction of several conditions, including the approval of the merger by Reunion shareholders. All required regulatory approvals have been received. A complete description of the merger is included in the Proxy Statement-Prospectus, which was previously provided to you.

Enclosed is an Election Form (the “Election Form”) that you must complete, sign and return to Broadridge Corporate Issuer Solutions, Inc. (the “Exchange Agent”) in order to make an election to receive cash or shares of NCC common stock for some or all of your shares of Reunion common stock. The Election Form includes instructions for properly making an election to receive a particular form of consideration and briefly summarizes the proration procedures that could apply to your election. In order to be effective, the Election Form must be received by the Exchange Agent no later than 5:00 p.m., Eastern Time, on October 25, 2015. Please follow the instructions provided in the Election Form carefully. If a properly completed and signed Election Form is not received in its entirety by the Exchange Agent prior to the election deadline, you will be deemed not to have made an election and will be subject to the default allocation and proration procedures described in the merger agreement.

Do not send your Reunion stock certificates to Reunion, NCC, NBC or the Exchange Agent at this time. Shortly after completion of the merger, you will receive instructions as to how to exchange your Reunion stock certificates for the merger consideration.

If you have any questions regarding the Election Form, please call the Exchange Agent at (877) 830-4936.

Additional Information:

NCC has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) to register the maximum number of shares of NCC common stock issuable to Reunion’s shareholders in connection with the merger. The registration statement includes the Proxy Statement-Prospectus regarding the merger, which was mailed to Reunion shareholders on or about September 23, 2015. YOU ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT-PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT-PROSPECTUS), BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. You may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. You may also obtain free copies of the documents filed by NCC with the SEC from NCC by contacting Lowell Womack at (205) 313-8147 or lwomack@nationalbankofcommerce.com.

ATTENTION REUNION SHAREHOLDERS

YOU SHOULD COMPLETE AND RETURN THIS ELECTION FORM IF YOU WISH TO MAKE AN ELECTION REGARDING THE FORM OF CONSIDERATION THAT YOU WILL RECEIVE IF THE PROPOSED MERGER OF REUNION BANK OF FLORIDA WITH AND INTO NATIONAL BANK OF COMMERCE IS COMPLETED.

TO BE EFFECTIVE, THIS ELECTION FORM MUST BE RECEIVED BY BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC. (THE “EXCHANGE AGENT”) NO LATER THAN 5:00 P.M., EASTERN TIME, ON OCTOBER 25, 2015 (THE “ELECTION DEADLINE”).

ELECTION FORM

SHARES OF COMMON STOCK OF

REUNION BANK OF FLORIDA

PLEASE READ AND FOLLOW CAREFULLY THE

ACCOMPANYING INSTRUCTIONS

This election form is to be used in connection with the merger of Reunion Bank of Florida (“Reunion”) with and into National Bank of Commerce (“NBC”), in accordance with the terms of the Agreement and Plan of Merger, dated as of July 7, 2015 (the “merger agreement”), by and among Reunion, NBC and National Commerce Corporation (“NCC”). A copy of the merger agreement is included as Appendix A to the proxy statement-prospectus, dated September 16, 2015, relating to the merger. Extra copies of the proxy statement-prospectus will be made available to you upon request to the Exchange Agent at one of the addresses set forth below.

If your shares of Reunion common stock are held in the name of a bank, broker or other nominee, do NOT use this election form. You must contact your bank, broker or other nominee in order to make your election.

A description of the consideration to be paid in the merger and the related allocation and proration procedures are included in the merger agreement and in the proxy statement-prospectus under the heading “THE MERGER AGREEMENT – Election Procedures; Surrender of Reunion Stock Certificates” and “THE MERGER AGREEMENT – Proration Procedures” beginning on pages 69 and 70 of the proxy statement-prospectus, respectively.

In summary, the merger agreement provides that, as a shareholder of Reunion, you may elect to receive either $16.00 in cash, without interest, or 0.7273 shares of NCC common stock for each share of Reunion common stock that you own, subject to certain conditions, adjustments and limitations. Specifically, the merger agreement provides that 80% of the outstanding shares of Reunion common stock, or approximately 1,841,418 shares, will be converted into newly issued shares of NCC common stock, and the remaining 20% of the outstanding shares of Reunion common stock, or approximately 460,355 shares, will be converted into the right to receive cash. Accordingly, the aggregate amount of cash to be paid by NCC will equal as nearly as practicable, but will in no event exceed, $7,365,680, which is referred to herein as the “total cash amount.” Therefore, elections by Reunion shareholders to receive a particular form of consideration, whether cash or shares of NCC common stock, will be prorated as necessary to cause the aggregate mix of consideration issuable to Reunion shareholders in the merger to comply as nearly as possible with the foregoing allocation, as described in further detail below.

If the aggregate amount of cash elections made by all holders of Reunion common stock exceeds the total cash amount, then (i) each share of Reunion common stock for which either a stock election, no election or an invalid cash election is made will be converted into NCC common stock; (ii) the number of shares of Reunion common stock as to which a shareholder has submitted a valid cash election will be automatically reduced to the number of shares equal to the product of (A) the total number of such shareholder’s cash election shares and (B) a fraction, the numerator of which is the total number of shares of Reunion common stock with respect to which cash may be paid (460,355), and the denominator of which is the aggregate number of cash election shares designated in all valid cash elections; (iii) each cash election share remaining after the foregoing adjustment will be converted into the right to receive the per-share cash consideration; and (iv) each share of Reunion common stock that would have been a cash election share but for the foregoing adjustment will automatically be deemed to be a stock election share, and the holder will receive shares of NCC common stock at the exchange ratio with respect to such shares.

If the aggregate amount of all cash elections is less than the total cash amount, then (i) any shares for which a valid election has been made to receive cash will be converted into a right to receive the per-share cash consideration; (ii) shares of Reunion common stock with respect to which an election to receive NCC common stock is deemed to have been made as a result of a failure by the holders thereof to submit an effective, properly completed election form by the Election Deadline will be converted into a right to receive the per-share cash consideration through an equitable proration process to be agreed upon by NCC and Reunion prior to the effective time of the merger; (iii) if, after the conversion of all such shares, the amount of cash deemed elected by Reunion shareholders is still less than the total cash amount, then shares of Reunion common stock with respect to which a valid election has been made to receive NCC common stock will be converted through an equitable proration process to be agreed upon by NCC and Reunion into the right to receive the per-share cash consideration in a number necessary to cause the aggregate amount of cash payable to equal as closely as practicable, but not to exceed, the total cash amount; and (iv) each share of Reunion common stock with respect to which an election to receive NCC common stock has been made (or is deemed to have been made) that is not modified pursuant to the proration procedures described above will be converted into a right to receive NCC common stock in accordance with the exchange ratio and the other terms and conditions set forth in the merger agreement.

No guarantee can be made that you will receive the amount of cash or number of shares of NCC common stock that you elect to receive in the merger. As a result of the proration procedures and other limitations summarized above and outlined in further detail in the proxy statement-prospectus and the merger agreement, you may receive NCC common stock or cash in amounts that vary from the amounts that you elect to receive.

If you wish to make an election with respect to any or all of your shares of Reunion common stock in connection with the merger of Reunion with and into NBC, you must (1) sign this election form in the space provided on the last page of this election form, and (2) mail or deliver the completed form to the Exchange Agent at one of the following addresses. In order to properly make an election, this entire election form must be received by the Exchange Agent prior to 5:00 p.m., Eastern Time, on October 25, 2015, the Election Deadline.

By hand:	By overnight courier:	By mail:

Broadridge Corporate Issuer Solutions, Inc. 51 Mercedes Way Edgewood, NY 11717	Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717	Broadridge Corporate Issuer Solutions, Inc. Attn: Reorganization Department P.O. Box 1317 Brentwood, NY 11717

IF THE MERGER IS COMPLETED, EACH SHARE OF REUNION COMMON

STOCK FOR WHICH YOU DO NOT MAKE A VALID ELECTION WILL BE

SUBJECT TO THE DEFAULT PRORATION PROCEDURES DESCRIBED ABOVE.

IMPORTANT INFORMATION

The undersigned elects to have the specified number of the undersigned’s shares of Reunion common stock converted at the effective time of the merger into cash or shares of NCC common stock, as indicated herein. It is understood that the election is subject to the terms, conditions and limitations, including without limitation the proration procedures, set forth in the merger agreement and described in the proxy statement-prospectus.

NO CHECKS FOR PAYMENT OF CASH CONSIDERATION OR EVIDENCE OF STOCK OWNERSHIP WILL BE SENT UNTIL THE MERGER HAS BEEN COMPLETED AND THE EXCHANGE AGENT HAS RECEIVED CERTIFICATES REPRESENTING ALL OF YOUR SHARES OF REUNION COMMON STOCK AND ANY ADDITIONAL DOCUMENTS THAT IT MAY REQUIRE. DO NOT SEND YOUR STOCK CERTIFICATES WITH THIS ELECTION FORM.

NOTE: THE TAX CONSEQUENCES TO A HOLDER OF REUNION COMMON STOCK AS A RESULT OF RECEIVING CASH IN THE MERGER ARE DIFFERENT FROM THE TAX CONSEQUENCES OF RECEIVING COMMON STOCK. FOR INFORMATION ABOUT THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF RECEIVING CASH, SEE “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” IN THE PROXY STATEMENT-PROSPECTUS. HOLDERS OF REUNION COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDERS, INCLUDING TAX REPORTING REQUIREMENTS AND TAX CONSEQUENCES UNDER STATE, LOCAL AND FOREIGN LAW.

IMPORTANT: TO BE EFFECTIVE, THIS ENTIRE ELECTION FORM MUST BE RECEIVED BY THE EXCHANGE AGENT NO LATER THAN 5:00 P.M., EASTERN TIME, ON OCTOBER 25, 2015, THE “ELECTION DEADLINE.”

The Exchange Agent reserves the right to determine that the undersigned has not made a valid election if:

(a)	the undersigned fails to follow the instructions on this election form or otherwise fails to properly make an election,

(b)	a completed election form is not received by the Exchange Agent by the Election Deadline, or

(c)	the entire election form is not returned to the Exchange Agent.

Once the merger is completed, the Exchange Agent will send transmittal materials to all registered holders of Reunion common stock. The transmittal materials will provide instructions regarding the submission of your Reunion stock certificates and the issuance of the cash consideration and/or shares of NCC common stock in exchange therefor. The Exchange Agent will not issue any merger consideration to you until you have delivered to the Exchange Agent certificates representing all of your shares of Reunion common stock and any additional documents that the Exchange Agent may require. Furthermore, no interest will accrue or be payable on the merger consideration, including the cash consideration. DO NOT SUBMIT ANY OF YOUR STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL YOU RECEIVE THE TRANSMITTAL LETTER AFTER THE MERGER HAS BEEN COMPLETED.

Registered holders of Reunion common stock who are only nominees may submit a separate election form for each beneficial holder for whom that registered holder is a nominee; provided, however, that, at the request of NCC, such registered holder must certify to the satisfaction of NCC that the registered holder holds those shares as nominee for the beneficial owner(s) thereof. Each beneficial owner for whom an election form is submitted will be treated as a separate holder of Reunion common stock, subject to the provisions herein concerning joint elections.

Completing and returning this election form does not have the effect of casting a vote with respect to the approval of the merger agreement and the related transactions at the special meeting of Reunion shareholders, nor does it satisfy any of the requirements for the assertion of dissenters’ rights, as described in the proxy statement-prospectus.

INSTRUCTIONS

This entire election form is to be completed and submitted to the Exchange Agent prior to the Election Deadline by those Reunion shareholders desiring to make an election with respect to the form of consideration that they will receive if the merger is completed. No checks for the payment of cash consideration or evidence of stock ownership will be sent until the merger is completed and the Exchange Agent has received certificates representing all of your shares of Reunion common stock and any additional documents that it may require. No interest will accrue or be payable on the merger consideration, including the cash consideration.

1. Time in Which to Make an Election. For an election to be validly made, the Exchange Agent must receive this entire election form, properly completed and executed, prior to the Election Deadline. Any shareholder whose election form is not so received will be deemed not to have made an election.

2. Change or Revocation of Election. A Reunion shareholder who has made a valid election may at any time prior to the Election Deadline change or revoke such election by submitting to the Exchange Agent a new election form, properly completed and signed. If an election form is revoked and a replacement election form is not submitted prior to the Election Deadline, the shares of common stock represented by such election form will be deemed to have had no election made with respect thereto. After the Election Deadline, a holder of Reunion common stock may not change or revoke his or her election.

3. Elections by Nominees. Any registered holder of Reunion common stock who is a nominee for more than one beneficial owner (provided, however, that shares of Reunion common stock held in one account by joint owners will be deemed owned by one beneficial owner) must submit a separate election form for each distinct beneficial owner. Upon the request of NCC, such registered holder will be required to certify to the satisfaction of NCC that such registered holder holds those shares of Reunion common stock subject to an election as nominee for the beneficial owner covered by such election form and for no other beneficial owner(s).

4. Delivery of Election Form. The properly completed and duly executed copy of this election form should be delivered to the Exchange Agent at one of the addresses set forth above. The method of delivery of this election form is at the option and risk of the shareholder.

All questions as to the validity, form and eligibility of any election will be determined by the Exchange Agent in its sole discretion, and such determination will be final and binding. Neither NCC nor the Exchange Agent is under any obligation to provide notification of any defects in any election. All elections will be considered in accordance with the terms and conditions of the merger agreement. If there is any inconsistency or conflict between this election form and the merger agreement, the merger agreement will control in all cases.

5. Signatures on Election Form. If this election form is signed by the registered holder of certificate(s) of Reunion common stock, the signature must correspond exactly with the name written on the face of the certificate(s), without alteration, enlargement or any change whatsoever.

If the certificate(s) subject to this election is owned of record by two or more joint owners, all such owners must sign this election form.

If any shares are registered in different names on several certificate(s), it will be necessary to complete, sign and submit as many separate election forms as there are different registrations of certificates.

If this election form is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or others acting in a fiduciary or representative capacity, such person must so indicate when signing, must give his or her full title in such capacity, and must provide evidence satisfactory to the Exchange Agent of his or her authority to so act. The Exchange Agent will not deliver the merger consideration until all instructions herein have been followed.

6. Stock Transfer Taxes. In the event that any transfer or other taxes become payable by reason of the payment of the merger consideration in any name other than that of the registered holder, such transferee or assignee must pay such tax to NCC or must establish to the satisfaction of NCC that such tax has been paid or is not applicable.

7. Voting Rights and Dividends. Holders of Reunion common stock will continue to have the right to vote and to receive all dividends paid on all shares of Reunion common stock until the merger becomes effective.

8. Information and Additional Copies. Information and additional copies of this election form may be obtained from the Exchange Agent by writing to the addresses set forth above or calling 877-830-4936.

9. Non-Consummation of Merger. Consummation of the merger is subject to the approval of the Reunion shareholders and the satisfaction of certain other conditions. No payment of the merger consideration related to any surrender of the certificate(s) will be made prior to the consummation of the merger, and no payment of the merger consideration will be made to Reunion shareholders if the merger agreement is terminated. If the merger agreement is terminated, any election made on this election form will be void and of no effect.

10. Election for Less than All Shares. In the event that you make an election for less than all of your shares of Reunion common stock, the shares of Reunion common stock with respect to which no election is made will, upon completion of the merger, be subject to the default proration procedures summarized above and described in further detail in the merger agreement and the proxy statement-prospectus.

COMPLETING AND RETURNING THIS ELECTION FORM DOES NOT HAVE THE EFFECT OF CASTING A VOTE WITH RESPECT TO THE APPROVAL OF THE MERGER AGREEMENT THE RELATED TRANSACTIONS AT THE SPECIAL MEETING OF REUNION SHAREHOLDERS, NOR DOES IT ASSERT ANY DISSENTERS’ RIGHTS.

ELECTION

          ELECTION TO RECEIVE ALL CASH. The undersigned elects to receive cash for all of his or her shares of Reunion common stock. All such shares are identified on the next page and equal the number of “Total Shares.”

          ELECTION TO RECEIVE ALL STOCK. The undersigned elects to receive shares of NCC common stock for all of his or her shares of Reunion common stock. All such shares are identified on the next page and equal the number of “Total Shares.”

          ELECTION TO RECEIVE CASH AND STOCK. The undersigned elects to receive cash for                      shares of his or her Reunion common stock and shares of NCC common stock for                      shares of his or her Reunion common stock.

Check only one item on the left. If you wish to make an election to receive cash with respect to a portion of the total number of shares that you own and NCC common stock for the remainder, you must indicate the form of consideration that you elect with respect to each portion of your shares in the third option. In no event may the total number of shares entered in the third option exceed the number of shares entered as the Total Shares on the next page. Please note that, because the aggregate number of shares of Reunion common stock with respect to which NCC will pay stock and cash in the merger has been fixed, there is no guarantee that you will receive the form of consideration that you elect, even if you make a proper election. The effects on the proration procedures when the aggregate elections to receive a particular form of consideration exceed the total amount to be paid or issued under the merger agreement are summarized above and described in greater detail in the proxy statement-prospectus and the merger agreement.

☐	Check here if the number of shares with respect to which an election has been made above is less than the number of shares identified on the next page as “Total Shares.”

DESCRIPTION OF SHARES OF REUNION COMMON STOCK

Name(s) and Address(es) of Registered Holder(s) (Print exactly as name appears on Certificate)	Certificate Number	No. of Shares Represented by Certificate

TOTAL SHARES

PLEASE LIST ALL OF YOUR SHARES OF REUNION COMMON STOCK,

EVEN IF YOU ARE MAKING AN ELECTION WITH RESPECT TO

FEWER THAN ALL OF YOUR SHARES OF REUNION COMMON STOCK.

DO NOT SEND YOUR STOCK CERTIFICATES WITH THIS ELECTION FORM.

SIGNATURE(S)

SIGN HERE:

Signature(s) of Registered Holder(s))

Must be signed by registered holder(s) exactly as name(s) appear(s) on such holder’s Reunion stock certificate(s). If signed by an attorney, trustee, executor, administrator, guardian, officer or other person acting in a fiduciary or representative capacity, the capacity of the person should be indicated. (See Instruction 5.) Attach additional pages if necessary.

Date , 2015

Name(s)

(Please print)

Address(es)

Telephone Number(s)

Capacity (full title)